Exhibit 99.43

June 25, 2025	News Release
OceanaGold Extends Strike Length at Wharekirauponga
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC, OTCQX: OCANF) ("OceanaGold" or the "Company") announces results from seven drill holes from the ongoing exploration and resource conversion program at Wharekirauponga, located approximately 10 kilometres (“km”) to the north of the Company’s Waihi operation in New Zealand.
Drilling Highlights (estimated true width):
•4.0 m @ 43.8 g/t Au from 467.5 m, EG vein (WKP137)
•8.1 m @ 11.8 g/t Au from 646.4 m, EG FW vein (WKP124G)
•5.9 m @ 14.7 g/t Au from 398.6 m, EG HWS vein (WKP137)
•4.1 m @ 11.5 g/t Au from 532.4 m, EG vein (WKP124E)
•6.1 m @ 5.6 g/t Au from 446.9 m, EG vein (WKP138)
Gerard Bond, President and CEO of OceanaGold, said “Today’s results further reinforce the tremendous growth potential we have at Wharekirauponga. Gold mineralization continues to increase in scale and is now defined over a strike length of more than 1.4 km, including a further 240 metres to the south of previously intercepted mineralization, and remains open in all directions. Drilling is ongoing with three rigs targeting additional step outs, resource extension, resource conversion and geotechnical drilling for development of the Wharekirauponga underground mine, as we continue to invest in this exciting orebody. The expansion of Wharekirauponga underscores its position as a key asset in our portfolio and highlights the exciting role it will play in shaping the future of OceanaGold and shareholder returns.”
Results can be viewed in 3D using VRIFY at the following link:
https://vrify.com/meetings/recordings/549f06b2-198b-4d9a-a72f-cdfbec316c14
VRIFY note: Drill results reflect only those set forth in OceanaGold’s press release dated June 25, 2025, and do not include all historical results except those relevant to the current Wharekirauponga exploration target.
Wharekirauponga Drill Results Overview

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EG Vein
Since the March 4, 2025 news release, a total of eight drill holes have been completed across the EG, hanging wall (“HW”), and footwall (“FW”) veins, collectively referred to as the “EG vein zone”, extending the known strike of mineralization to ~1.4 km. Results for seven of these holes have been received and continue to demonstrate the significant potential to expand the mineral resource associated with the EG vein zone. Drilling completed includes two exploration step-out holes from the most southern drill site, drill site 9, one resource conversion hole from drill site 8 and five resource extension holes from drill sites 1, 8 and 9 (Figure 1).
Two widely spaced exploration step-out holes, WKP138 (6.1 m @ 5.6 g/t Au) and WKP139 (2.9 m @ 0.5 g/t Au), have now extended mineralization a further 240 metres south of the current Inferred Resource and previously intercepted mineralization (WKP135 6.3 m @ 8.7 g/t Au, released March 2025). Another significant step-out hole (WKP140) is in progress and testing ~400 metres south of WKP135 (Figure 2). Importantly, the Hanging Wall Splay (“HWS”) is well developed and mineralized (3.3 m @ 4.5 g/t Au) indicating significant potential remains in this part of the system for growth on both structures (more detail on the HW and FW structures below).
Resource conversion hole WKP124E intersected high-grade mineralization in the EG vein with 4.1 m @ 11.5 g/t Au, increasing confidence in the high-grade southern shoot (Table 1, Figures 2 and 3).
Five holes tested immediate extensions to high-grade mineralization, including WKP137 which intersected excellent grade and width (4.0 m @ 43.8 g/t Au) to the south at lower levels. Holes WKP129B and WKP129C successfully drilled across the projection of the EG vein structure at the top of the currently defined high-grade shoot intersecting minor quartz and fault structures, with hole WKP129B returning 2.8 m @ 2.6 g/t Au.
Hanging Wall and Footwall Veins
Notably, the HW and FW vein structures associated with the EG vein zone also yielded strong results and have expanded known mineralization. WKP139 confirmed the extension of the HWS and returned 3.3 m @ 4.5 g/t Au along with 5.9 m @ 14.7 g/t Au in WKP137 (Figure 4). The latter result being ~40 metres up dip of other high-grade intersections, including holes WKP134A (2.3 m @ 16.0 g/t Au, released November 2024) and WKP135 (1.7 m @ 24.6 g/t Au, released March 2025).
In the FW zone, a previously unmodelled vein has been defined in WKP124G (8.1 m @ 11.8 g/t Au), 65 metres along strike from WKP124D (3.8 m @ 21.4 g/t Au, released in November 2024).
As we have experienced at Martha Underground, significant opportunity remains with further drilling for up-plunge, down-plunge and along-strike extensions on these and other attendant HW and FW veins.
2025 Wharekirauponga Exploration Program

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Exploration drilling for the remainder of the 2025 program will continue to target resource growth on the EG vein zone from drill sites 1, 8 and 9, testing beyond the current southern extent of drilling, and up-dip of both current and future extensions in the south. The Fast-track application includes an increase in the number of exploration drill sites, expanding the programme by 8 new sites, as well as doubling the rate of drilling, with up to 6 rigs operating at any one time. This will further accelerate both growth and conversion drilling at Wharekirauponga. The EG vein zone remains the primary, near-term target for drilling in 2025 with approximately 5,000 metres remaining to be drilled this year.
Figure 1: Wharekirauponga plan view of geology and drill traces highlighting the EG vein zone, T-Stream vein, and Western veins, and drill platform locations
Figure 2: Long section of the EG vein with geology and drill intercepts (blue font = new holes)

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Figure 3: Inset image from Figure 2. Long section of the EG vein with geology and drill intercepts (blue font = new holes)

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Figure 4: Long section of the EG HWS vein with geology and drill intercepts (blue font = new holes)
Table 1: Wharekirauponga drill intersections subsequent to the March 4, 2025, results update

Drill Hole ID*	From (m)	To (m)	True width (m)	Au (g/t)	Ag (g/t)	Vein
WKP124E	532.4	537.8	4.1	11.5	19.6	EG vein
WKP124G	574.5	581.1	NSR			EG vein
WKP124G	646.4	657	8.1	11.8	12.1	EG FW vein
WKP129B	379.2	379.9	0.6	26.7	18.3	EG HWS vein
WKP129B	400.1	403.8	2.8	2.6	3.4	EG vein
WKP129C	434	440.9	NSR			EG vein
WKP137	366	367	0.9	16.4	14	EG HW vein
WKP137	398.6	405.4	5.9	14.7	10.4	EG HWS vein
WKP137	467.5	471.8	4.0	43.8	30.5	EG vein
WKP138	446.9	454	6.1	5.6	5.0	EG vein
WKP139	448	452	3.3	4.5	3.1	EG HWS vein
WKP139	482.8	486.1	2.9	0.5	1.2	EG vein
*WKP124H hole is completed although results have not yet been received
For further information relating to drill hole data please refer to the Company’s website at https://investors.oceanagold.com/additional-drillhole-data.
About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; the Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.

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For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: +1 604-403-2019
media@oceanagold.com
Qualified Person Statement
The scientific and technical information relating to Waihi exploration results in this press release has been reviewed and approved by Mr. Leroy Crawford-Flett, a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Mr. Crawford-Flett is the Exploration & Geology Manager of OceanaGold.
Quality Assurance and Quality Control (“QA/QC”)
All exploration samples are assayed for gold by 30g fire assay with AAS finish. Since mid-2022, drill core sample intervals where visible electrum is logged are followed up by a subsequent screen fire assay after the routine 30g fire assay. Core samples were prepared and analyzed at SGS Waihi NZ Ltd (Au by 30g fire assay and Ag by aqua regia digest and 0.3gm AAS finish. Samples post April 2024 with Ag, As, Sb. Hg and S by ICP-MS after DIG12R Digest). Selected pulps are periodically sent to ALS in Brisbane for a 4-acid digestion and 42 or 48 element ICP geochemical analysis.
Quality of exploration assay results has been monitored in the following areas:
•Sample preparation at the SGS Waihi and Westport labs through sieving of jaw crush and pulp products;
•Monitoring of assay precision through routine generation of duplicate samples from a second split of the jaw crush and calculation of the fundamental error; and
•Monitoring of accuracy of the primary SGS assay and ALS results through insertion Certified Reference Materials ("CRMs") and blanks into sample batches.
Blank, duplicate and CRM results are reviewed prior to uploading results in the AcQuire database and again on a weekly basis. The protocol at Waihi requires CRMs to be reported to within 2 standard

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deviations of the certified value. The criterion for preparation duplicates is that they have a relative difference (R-R1/mean RR1) of no greater than 10%. Blanks should not exceed more than 4 times the lower detection value of the assay method. Failure in any of these thresholds triggers an investigation and, if appropriate, re-assay. Drill core is stored within secure facilities on site to which access is controlled. Site employees transport samples to the analytical laboratory which is also a secured facility. The SGS Waihi NZ Ltd laboratory is an independent commercial geochemistry and energy assay laboratory with ISO 17025: 2017 accreditation, audited by an external consultant in 2020, and is inspected on a quarterly basis by OceanaGold geologists. No sampling risks have been recorded during these visits.
Technical Report
For further information, please refer to the following NI 43-101 technical report available on the SEDAR+ website at www.sedarplus.com under the Company’s profile or on the Company’s website at www.oceanagold.com: "NI 43-101 Technical Report - Waihi District Study Pre-feasibility Study, New Zealand" dated December 11, 2024, with an effective date of June 30, 2024, prepared by D. Townsend, L Crawford-Flett, K. Hollis, E Leslie, and T. Maton;
Cautionary Statement for Public Release
This press release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to costs and timing of future exploration and drilling programs and the timing and receipt of Fast-track approval. Forward-looking statements and information relate to future performance and reflect the Company’s expectations regarding the generation of Free Cash Flow, execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking. They include, among others, those risk factors identified in the Company’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR+ at www.sedarplus.com under the Company’s name and on the Company’s website. There are no assurances the Company can fulfil forward-looking statements. Such

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forward-looking statements are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements contained in this press release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

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